Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-158418 on Form S-11 of our report dated March 16, 2010, relating to the consolidated financial statements and financial statement schedule of Healthcare Trust of America, Inc. (formerly Grubb & Ellis Healthcare REIT, Inc.) and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change of its method of accounting of acquisition costs in business combinations) appearing in the Annual Report on Form 10-K of Healthcare Trust of America, Inc. and subsidiaries for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
March 16, 2010